Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

                                                                          September 14, 2011

Via EDGAR

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Emdeon Inc. Preliminary Schedule 14A Filed August 22, 2011 File No. 001-34435

Schedule 13E-3 Filed August 22, 2011 by Emdeon Inc., Blackstone Capital

Partners VI L.P., Beagle Parent Corp., Beagle Acquisition Corp., H&F Harrington AIV II, L.P., HFCP VI Domestic AIV, L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., and Hellman & Friedman Investors VI, L.P.

File No. 005-85026

Dear Mr. Duchovny:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 7, 2011 (the “Comment Letter”) regarding the above referenced filings.

On September 14, 2011, the following revised documents were filed via EDGAR:

•	Amendment No. 1 to the Schedule 13e-3 (the “Amended Schedule 13e-3”) and

•	Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”, and, together with the Amended Schedule 13e-3, the “Revised Filings”).

All defined terms in this letter have the same meaning as in the Revised Filings unless otherwise indicated.

Please find enclosed copies of the Revised Filings, clean and marked to show changes against the initial filing. The changes reflected in the Revised Filings include, among other things, those made in response to the comments of the Staff in the Comment Letter.

Set forth below are responses that the Company and/or the Filing Persons, as applicable, have asked us to convey in response to the Staff’s comments numbered 1 through 41, as set forth in the Comment Letter.

Schedule 13E-3

1.	We note that General Atlantic LLC and its affiliates hold approximately 42% of the outstanding shares of common stock of the company, have designated directors on your board of directors and participated in the negotiations of the going private transaction. Please tell us why you believe these entities are not affiliates engaged, directly or indirectly, in the going private transaction. For guidance, refer to Question 101.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response to Comment 1

The Company acknowledges that General Atlantic LLC and certain of its affiliates (collectively, “General Atlantic”) are affiliates of the Company, but do not believe that they are engaged in the going-private transaction for the following reasons. First, in connection with the merger, General Atlantic will receive the same per share merger consideration as the Company’s unaffiliated stockholders. Second, upon consummation of the merger, General Atlantic will cease to own any economic or other interest in the Company and will not be a direct or indirect owner of the Company going forward. Third, General Atlantic will not receive any special payments in connection with the merger, other than certain payments, which were disclosed in the Preliminary Proxy Statement, to be made under existing tax receivable agreements and to which certain affiliates of General Atlantic would have been entitled regardless of the fact that the merger is a going private transaction.

2.

We note that the Blackstone Filing Persons and the H&F Equityholders are controlled or affiliated with The Blackstone Group, L.P. and Hellman & Friedman LLC, respectively, and that these 2 entities participated substantially in the negotiations of the transaction and will indirectly hold a significant amount of equity in the surviving company. It appears that these entities are also engaged in the going private transaction. Please tell us why you believe these entities are not affiliates engaged, directly or indirectly, in the going private transaction. Alternatively, add them as filing persons on the Schedule 13E-3. For guidance, refer to Questions 101.02 and 201.05 of the Division of Corporation Finance’s

Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Response to Comment 2

In response to the Staff’s comment, Hellman & Friedman LLC has been added as a Filing Person in the Amended Schedule 13E-3.

In response to the Staff’s comment, Blackstone Management Associates VI L.L.C., the general partner of the Sponsor (the “Sponsor General Partner”), has been added as a Filing Person in the Amended Schedule 13E-3. Although the Blackstone Filing Persons do not dispute that The Blackstone Group L.P. (“BX”) is an affiliate of the Sponsor General Partner, the Blackstone Filing Persons respectfully disagree that BX should be added as a Filing Person because BX is not engaged in the going private transaction. Rule 13e-3(d) requires that the affiliate “engaging in” a Rule 13e-3 transaction file a Schedule 13E-3. In this case, the transaction was negotiated by Sponsor, which delivered an equity commitment letter and limited guarantee in connection with the transaction. In contrast, BX did not participate in or direct the negotiations, BX did not take or direct any other entity to take any corporate action in connection with the transaction, the Board of Directors of the general partner of BX neither reviewed nor approved the transaction, and BX did not enter into any of the transaction documents. Accordingly, as BX is not engaging in the Rule 13e-3 transaction, we respectfully submit that BX should not be added as a Filing Person in the Amended Schedule 13E-3.

3.	Please delete the language in the second paragraph on page 2 as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons.

Response to Comment 3

In response to the Staff’s comment, the disclaimer has been removed from the Amended Schedule 13e-3.

4.	Please revise the last paragraph under the caption “Introduction” to remove doubt from your disclosure whether the transaction is a going private transaction. Your filing the Schedule 13E-3 indicates that this is a going private transaction, thus all filing persons are affiliates of the subject company.

Response to Comment 4

In response to the Staff’s comment, the disclosure in the last paragraph under the caption “Introduction” of the Amended Schedule 13d-3 has been revised.

Preliminary Proxy Statement

5.	Please fill in the blanks in the proxy statement.

Response to Comment 5

In response to the Staff’s comment, the blanks in the Proxy Statement that can be filled in at this time have been filled in.

Summary Term Sheet, page 1

6.	We note your disclosure on page 4 defining unaffiliated stockholders, a term used throughout the proxy statement, to mean holders of Emdeon stock other than the H&F Equityholders. We view officers and directors of the issuer and the GA Equityholders as affiliates of that issuer. Please revise here and throughout the proxy statement to ensure that each filing person’s fairness determination addresses unaffiliated security holders in conformity with our position. See Item 1014(a) of Regulation M-A.

Response to Comment 6

In response to the Staff’s comment, the disclosure on page 4 of the Amended Proxy Statement has been revised.

Questions and Answers About the Merger, page 11

7.	Please revise your disclosure to consolidate this section and the Summary Term Sheet into one section that avoids duplication of disclosure. See Item 1001 of Regulation M-A.

Response to Comment 7

In response to the Staff’s comment, and following our discussion with the Staff by telephone on September 8, 2011, the disclosure has been narrowed in the sections captioned “Summary Term Sheet” and “Questions and Answers About the Merger, the ‘Golden Parachute Compensation’ and the Special Meeting” to focus on the most material information to stockholders of the Company and to avoid duplication between the two sections.

8.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the information statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section following it (including the sections beginning with the section captioned “The Parties Involved in the Merger” on page 23 and ending on page 30) such that the section captioned “Special Factors” follows the Summary Term Sheet section.

Response to Comment 8

In response to the Staff’s comment, and following our discussion with the Staff by telephone on September 8, 2011, the section captioned “Forward-Looking Statements” and certain subsections beginning with the section captioned “Parties to the Merger” beginning on page 105 have been moved such that the section captioned “Special Factors” immediately follows the sections captioned “Summary Term Sheet” and “Questions and Answers About the Merger, the ‘Golden Parachute Compensation’ and the Special Meeting”.

9.	Refer to the question “What will I receive in the merger?” The third paragraph suggests that your management and board of directors do not hold all of the EBS Units. If this is correct, please disclose who else holds such securities and how they are going to be treated in the going private transaction.

Response to Comment 9

In response to the Staff’s comment, the question “What will I receive in the merger?” Beginning on page 12 of the Amended Proxy Statement has been revised.

Special Factors

Background of the Merger, page 32

10.	We note that on April 7 and May 26, 2011 Morgan Stanley provided certain preliminary financial analyses to the board of directors. Provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to these presentations. We also note that you filed as an exhibit the May 19, 2011 discussion materials but that this section of your disclosure does not include such presentation in the chronology of the transaction. Please revise.

Response to Comment 10

In response to the Staff’s comment, the disclosure on pages 22, 23, 24 and 48 of the Amended Proxy Statement has been revised.

11.	We note that three of your directors acted as the “Outside Directors” (page 35) and were advised by different counsel than the company. Please explain, with a view toward revised disclosure, the distinction between the Outside Directors and the unaffiliated directors and the perceived need to select a group of unaffiliated directors to act as Outside Directors.

Response to Comment 11

In response to the Staff’s comment, the disclosure on page 23 of the Amended Proxy Statement has been revised.

12.	Please revise your disclosure to explain the significance of the advice given to Blackstone and described in the last sentence of the partial paragraph at the top of page 39.

Response to Comment 12

In response to the Staff’s comment, the disclosure beginning on page 27 of the Amended Proxy Statement has been revised.

13.	Refer to the second entry for July 19, 2011 (page 40). Please describe the referenced “material threshold issues” and “secured concessions.” Similarly, described the developments in the negotiations that occurred between July 26 and August 3, 2011 (page 42).

Response to Comment 13

In response to the Staff’s comment, the disclosure on pages 29 and 31 of the Amended Proxy Statement has been revised.

14.	Refer to the last paragraph on page 42 (continuing on page 43) and the second full paragraph on page 43. Please revise to describe what incentive or reason the General Atlantic entities had to forgo payments of $125-$169 million payable over 15 or more years.

Response to Comment 14

In response to the Staff’s comment, the disclosure on page 32 of the Amended Proxy Statement has been revised.

Recommendation of Our Board of Directors, page 44

15.	Please explain what about the company’s “business, operations, management, financial condition, earnings and prospects” the board found supportive of its fairness determination (seventh bullet point on page 45).

Response to Comment 15

In response to the Staff’s comment, the disclosure in the seventh bullet on page 34 of the Amended Proxy Statement has been revised.

16.	We note the disclosure in the eighth bullet point on page 45 that addresses alternatives to the merger. Please revise your disclosure in here or on page 74 to disclose why each such alternative was rejected. See Item 1013(b) of Regulation M-A.

Response to Comment 16

In response to the Staff’s comment, the disclosure beginning on page 67 of the Amended Proxy Statement has been revised.

17.

We note that the board of directors considered the Morgan Stanley and UBS presentations and opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board of directors adopted Morgan Stanley’s and UBS’s analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response to Comment 17

In response to the Staff’s comment, the disclosure on page 38 of the Amended Proxy Statement has been revised.

18.	Please address how any filing person relying on the Morgan Stanley and UBS opinions was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of Emdeon shares other than General Atlantic, Hellman & Friedman, the GA Equityholders, the H&F Equityholders and any other security holder (and their respective affiliates) that enters into a voting or rollover agreement with Parent, rather than all security holders unaffiliated with the company.

Response to Comment 18

In response to the Staff’s comment, the disclosure on page 38 of the Amended Proxy Statement has been revised.

19.	Revise your disclosure to address the absence of a requirement that the transaction be approved by a majority of unaffiliated security holders. See Item 1014(c) of Regulation M-A.

Response to Comment 19

In response to the Staff’s comment, the disclosure on page 36 of the Amended Proxy Statement has been revised.

Opinion of Morgan Stanley & Co. LLC, page 49

20.	Please revise the section captioned “Equity Research Share Price Targets” to explain the basis upon which Morgan Stanley determined the cost of equity rate.

Response to Comment 20

In response to the Staff’s comment, the disclosure on page 41 of the Amended Proxy Statement has been revised.

21.

Please revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the values disclosed. For example, disclose (i) the statistics described in the three bullet points at the end of page 52 with respect to the Selected Public Market Trading Multiples Analysis, (ii) the transaction data from each transaction in the Selected Precedent Transactions and Premiums Paid Analysis, and (iii) the data used in the Discounted Cash Flow Analysis and the Hypothetical Discounted Equity Value analysis. Also, with respect to the Discounted Cash Flow and the Hypothetical

Discounted Equity Value analyses, revise your disclosure to show how Morgan Stanley arrived at the reference ranges from the projected financial data.

Response to Comment 21

In response to the Staff’s comment, the disclosure on pages 43 to 47 of the Amended Proxy Statement has been revised.

22.	Please revise this section generally explain how Morgan Stanley determined the discount, growth and premium rates and multiples used in each analysis and how it determined that those rates were the most appropriate indicators of value.

Response to Comment 22

In response to the Staff’s comment, the disclosure on pages 43 to 47 of the Amended Proxy Statement has been revised.

23.	Please revise your disclosure to explain why Morgan Stanley used only the street case projections in the Selected Public Market Trading Multiples and the Selected Precedent Transactions and Premiums Paid analyses.

Response to Comment 23

In response to the Staff’s comment, the disclosure on pages 43 and 44 of the Amended Proxy Statement has been revised.

24.	With respect to the Illustrative LBO analysis, please explain why the exit date used was December 31, 2015 and describe whether using a date sooner or later would have had a significant effect on the results obtained in this analysis.

Response to Comment 24

In response to the Staff’s comment, the disclosure beginning on page 45 of the Amended Proxy Statement has been revised to disclose the basis for the exit date of December 31, 2015. The Company believes that it is important that the disclosure reflect the result of this analysis as performed by Morgan Stanley and considered by the board of directors. Accordingly, in response to the Staff’s comment, additional disclosure has been included on page 38 of the Amended Proxy Statement to describe the board of directors’ review of the exit date of December 31, 2015 and to indicate that variations in financial assumptions and methodologies may impact the results of Morgan Stanley’s analyses. Disclosure also has been included on page 47 of the Amended Proxy Statement noting that variations in financial assumptions and methodologies may impact the results of Morgan Stanley’s analyses.

25.	Refer to the Discounted Cash Flow the Hypothetical Discounted Equity Value analyses. Please disclose the financial projections provided to Morgan Stanley here or include a cross-reference to page 75.

Response to Comment 25

In response to the Staff’s comment, the disclosure has been revised to add a cross-reference on page 69 of the Amended Proxy Statement to the sections “Special Factors—Opinion of Morgan Stanley & Co. LLC” and “Special Factors—Opinion of UBS Securities LLC” beginning on pages 39 and 49 of the Amended Proxy Statement, respectively, in the section “Projected Financial Information” to clarify that the management-prepared forecasts disclosed in this section were the forecasts provided to the Company’s financial advisors for purposes of their respective financial analyses and opinions.

Opinion of UBS Securities LLC, page 58

26.	Please revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the values disclosed. For example, disclose (i) the values and estimates that resulted in each multiple on page 61 with respect to the Selected Public Companies Analysis, (ii) the transaction data from each transaction in the Selected Transactions Analysis, and (iii) the data used in the Discounted Cash Flow Analysis. Also, with respect to the Discounted Cash Flow analysis, revise your disclosure to show how UBS arrived at the reference ranges from the projected financial data.

Response to Comment 26

In response to the Staff’s comment, the disclosure on pages 51, 53 and 54 of the Amended Proxy Statement has been revised.

27.	Please revise this section generally explain how UBS determined the discount, growth and premium rates and multiples used in each analysis and how it determined that those rates were the most appropriate indicators of value.

Response to Comment 27

In response to the Staff’s comment, the disclosure on page 54 of the Amended Proxy Statement has been revised.

28.	We note that implied multiples of Emdeon (rightmost column on the tables on pages 61 and 62) for all values in the Selected Public Companies Analysis and for the EV/Adjusted EBITDA and EV/Adjusted Net Income in the Selected Transactions Analysis are near the low end of the implied multiples for the selected companies or transactions and generally below the median implied multiples. Please revise your disclosure in each analysis to describe the consideration given to these results by the board of directors and by UBS and to explain what effect, if any, these results had on UBS’s opinion.

Response to Comment 28

In response to the Staff’s comment, disclosure on page 38 of the Amended Proxy Statement has been added to describe the board of directors’ consideration of the implied multiples for the Company based on the $19.00 per share merger consideration. Furthermore, we respectfully note for the Staff the current disclosure appearing on page

50 of the Amended Proxy Statement that, the Company believes, also addresses the Staff’s comment. Specifically, such disclosure indicates that, “UBS did not draw, in isolation, conclusions from or with regard to any one factor or analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.” In light of the Staff’s comment, however, additional disclosure has been included on page 50 of the Amended Proxy Statement to indicate that no single data point, such as an average or median, is in itself necessarily meaningful for purposes of evaluating selected public companies and selected transactions analyses.

Purposes and Reasons of the Company for the Merger, page 63

29.	We note your disclosure in the last sentence of this section. It is unclear from the cross-referenced disclosure why you are undertaking the going private transaction at this time. Please revise the disclosure to explain. See Item 1013(c) of Regulation M-A. In this respect, address the fact that the company conducted its initial public offering two years ago.

Response to Comment 29

In response to the Staff’s comment, the disclosure on page 55 of the Amended Proxy Statement has been revised.

Purposes and Reasons of the Blackstone Filing Persons for the Merger, page 63

30.	Please revise or delete the first sentence in this section and the subsequent three section to avoid casting doubt on the applicability of Rule 13e-3 to this transaction and the affiliate status of all filing persons other than the company. Rule 13e-3, by its terms, only applies to issuers and their affiliates. Rule 13e-3 does not include language that authorizes filing parties to disclaim affiliate status by stating that the person “may be considered” an affiliate. Similarly, Rule 13e-3 does not authorize the filing parties to challenge the applicability of Rule 13e-3 by stating that a transaction or series of transactions “may be considered to constitute a ‘going private’ transaction . . .” or that the applicability of the rule is the result of “possible interpretation” of the rule.

Response to Comment 30

In response to the Staff’s comment, the disclosure on pages 56 and 59 of the Amended Proxy Statement has been revised.

Position of the Blackstone Filing Persons Regarding the Fairness of the Merger, page 64

31.	Revise your disclosure to address the company’s going concern value. See Item 1014(b) of Regulation M-A. Please also apply this comment to the section captioned “Position of the H&F Equityholders Regarding the Fairness of the Merger.”

Response to Comment 31

In response to the Staff’s comment, the disclosure on pages 57 and 62 of the Amended Proxy Statement has been revised.

32.	Revise your disclosure to address the absence of a requirement that the transaction be approved by a majority of unaffiliated security holders. See Item 1014(c) of Regulation M-A. Please also apply this comment to the section captioned “Position of the H&F Equityholders Regarding the Fairness of the Merger.”

Response to Comment 32

In response to the Staff’s comment, the disclosure on pages 58 and 62 of the Amended Proxy Statement has been revised.

33.	Revise your disclosure to describe any negative factors considered by the Blackstone Filing Persons (and the H&F Equityholders) in making their fairness determination.

Response to Comment 33

In response to the Staff’s comment, the disclosure on pages 58 and 64 of the Amended Proxy Statement has been revised.

Position of the H&F Equityholders Regarding the Fairness of the Merger, page 66

34.	We note your disclosure in the last paragraph on page 69 that the procedural safeguards disclosed “include, but are not limited to, the following.” Please revise to ensure that you have discussed all material factors considered in determining procedural fairness.

Response to Comment 34

In response to the Staff’s comment, the disclosure on page 62 of the Amended Proxy Statement has been revised.

35.	We note your disclosure on page 71 that these filing persons did not establish a pre-merger going concern value due to the significant change to the company’s capital structure subsequent to the transaction. It is unclear why such a valuation could not be used as an indication of the company value in light of the significant analyses conducted by Morgan Stanley and UBS in an attempt to determine such value and the apparent reliance by the company on such analyses and the financial advisor’s opinions. Please revise to explain.

Response to Comment 35

In response to the Staff’s comment, the disclosure on page 62 of the Amended Proxy Statement has been revised to provide additional disclosure regarding the H&F Equityholders’ reasons for not independently establishing a going concern value for the Company. Disclosure also has been provided to note that H&F Equityholders did not rely on the financial analyses conducted by the Company’s financial advisors.

Projected Financial Information, page 75

36.	Please disclose the full set of financial projections made available to Morgan Stanley and UBS, not a summary of the projections as you have disclosed.

Response to Comment 36

In response to the Staff’s comment, the disclosure on page 71 of the Amended Proxy Statement has been revised.

Financing of the Merger, page 78

37.	Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response to Comment 37

In response to the Staff’s comment, the disclosure under the subsection captioned “Debt Financing” beginning on page 72 of the Amended Proxy Statement has been revised.

Interest of the Company’s Directors and Executive Officers in the Merger, page 84

38.	Please disclose the proceeds each officer and director will receive from selling shares owned by such person.

Response to Comment 38

In response to the Staff’s comment, the disclosure on page 82 of the Amended Proxy Statement has been revised.

Security Ownership of Certain Beneficial Owners and Management, page 141

39.	We note in various footnotes the disclaimer of beneficial ownership “except to the extent of [a person’s] pecuniary interest.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Response to Comment 39

In response to the Staff’s comment, the disclosure on pages 145 to 147 of the Amended Proxy Statement has been revised.

Where Stockholders Can Find More Information, page 145

40.	We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this proxy statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the proxy statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

Response to Comment 40

In response to the Staff’s comment, the disclosure on page 152 of the Amended Proxy Statement has been revised.

Form of Proxy Card

41.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response to Comment 41

In response to the Staff’s comment, the form of proxy has been revised.

***

Attached as Exhibit A to this letter, we have provided statements from each of the filing persons acknowledging the statements requested by the Staff.

We are grateful for your assistance in this matter. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3402.

Sincerely,

Matthew W. Abbott

cc. Gregory T. Stevens

Emdeon Inc.

John G. Finley

The Blackstone Group L.P.

Arrie R. Park

Hellman & Friedman LLC

Robert B. Schumer

Paul, Weiss, Rifkind, Wharton & Garrison LLP

David C. Chapin

B. Newcomb Stillwell

Jonathan M. Grandon

Ropes & Gray LLP

Richard Capelouto

Patrick J. Naughton

Simpson Thacher & Bartlett LLP

EXHIBIT A

Each Filing Person set forth below hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Emdeon Inc.

By:	/s/ Gregory T. Stevens

Name:	Gregory T. Stevens
Title:	Executive Vice President, General Counsel and Secretary

Blackstone Capital Partners VI L.P.

By:	Blackstone Management Associates VI L.L.C., its General Partner

By:	BMA VI L.L.C., its Sole Member

By:	/s/ John G. Finley

Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Management Associates VI L.L.C.

By:	BMA VI L.L.C., its Sole Member

By:	/s/ John G. Finley

Name:	John G. Finley
Title:	Chief Legal Officer

Beagle Parent Corp.

By:	/s/ Neil P. Simpkins

Name:	Neil P. Simpkins
Title:	President

Beagle Acquisition Corp.

By:	/s/ Neil P. Simpkins

Name:	Neil P. Simpkins
Title:	President

Hellman & Friedman LLC

By:	/s/ Allen R. Thorpe

Name:	Allen R. Thorpe
Title:	Managing Director

H&F Harrington AIV II, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe

Name:	Allen R. Thorpe
Title:	Managing Director

HFCP VI Domestic AIV L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe

Name:	Allen R. Thorpe
Title:	Managing Director

Hellman & Friedman Capital Executives VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe

Name:	Allen R. Thorpe
Title:	Managing Director

Hellman & Friedman Capital Associates VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe

Name:	Allen R. Thorpe
Title:	Managing Director

Hellman & Friedman Investors VI, L.P.

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe

Name:	Allen R. Thorpe
Title:	Managing Director